Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-266672

September 22, 2022

5,200,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

8.25% Fixed-Rate Reset Series D Non-Cumulative Perpetual Preferred Stock

Term Sheet

Issuer:	Merchants Bancorp (the “Company”)

Security[1]:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of the Company’s 8.25% Fixed-Rate Reset Series D Non-Cumulative Perpetual Preferred Stock, without par value (“Series D preferred stock”)

Aggregate Liquidation Amount:	$130,000,000 (5,200,000 Depositary Shares)

Overallotment Option:

The company has granted underwriters an option to purchase up to an additional 780,000 depositary shares within 30 days after the date of this prospectus supplement at the public offering price, less underwriting discounts and commissions.

Securities Rating:

Ba3 by Moody’s Investor Service

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidation Preference:	$1,000 per share of Series D preferred stock (equivalent to $25 per depositary share)

First Reset Date:	October 1, 2027

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:

The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

1            Neither the Depositary Shares nor the Series D preferred stock is a savings account, deposit or other obligation of any of the Company’s bank or non-bank subsidiaries, and neither is insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Dividend Payment Dates:	If declared, dividends will accrue and be payable, quarterly in arrears, on January 1, April 1, July 1, and October 1 of each year, commencing on January 1, 2023.

Dividend Rate (Non-cumulative):	If declared, dividends will accrue and be payable, quarterly in arrears, (i) from and including the date of original issuance to, but excluding October 1, 2027 (the “First Reset Date”) or the date of earlier redemption, at a rate of 8.25% per annum, on January 1, April 1, July 1, and October 1 of each year, commencing on January 1, 2023, and (ii) from and including the First Reset Date, during each reset period, at a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date plus 4.34%, on January 1, April 1, July 1, and October 1 of each year, beginning on January 1, 2028, except in each case where such day is not a business day.

Day Count Convention	360-day year of twelve 30-day months. Dividends payable on or after October 1, 2027, will be computed based on the actual number of days in a Dividend Period and a 360-day year.

Term:	Perpetual

Trade Date:	September 22, 2022

Settlement Date:	September 27, 2022 (T + 3)

Optional Redemption:	The Company may redeem the Series D preferred stock at our option, subject to regulatory approval, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after October 1, 2027 or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event. If the company redeems the Series D preferred stock, the depository shall redeem a proportionate number of depositary shares.

Public Offering Price:	$25 per Depositary Share (equivalent to $1,000 per share of Series D preferred stock)

Underwriting Discount and Commission:	$0.7514 per share, reflecting $0.4375 per share paid on shares sold to directed share program participants, $0.6250 per share paid on shares sold to institutional investors, and $0.7875 per share paid on shares sold to other retail investors

Net Proceeds (before expenses) to the Issuer:	$126,092,522.50

Use of Proceeds:	The Company intends to use the net proceeds of this offering of depositary shares for general corporate purposes including to support balance sheet growth of Merchants Bank.

Joint Book-Running Managers:	Piper Sandler & Co. Morgan Stanley & Co. LLC UBS Securities LLC

Depositary:	Computershare Trust Company, N.A. will be the transfer agent and registrar for the Series D preferred stock and the depositary shares, and Computershare Inc. and Computershare Trust Company, N.A., acting together, will be the depository.

Listing:

The company has filed an application to list the depositary shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MBINM”. If the application is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after the date of initial issuance of the depositary shares.

CUSIP/ISIN for the Depositary Shares:	58844R 884 / US58844R8842

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about the Settlement Date indicated above, which will be the third business day following the trade date of September 22, 2022 (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the first business day preceding the Settlement Date will be required, by virtue of the fact that the shares will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

The Company has filed a “shelf” registration statement (File No. 333-266672) (including a base prospectus (the “Base Prospectus”) on August 8, 2022 and the related Preliminary Prospectus Supplement on September 22, 2022 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Base Prospectus, the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Base Prospectus and the related Preliminary Prospectus Supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com, or by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or UBS Securities LLC toll-free at 1-888-827-7275.

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this pricing term sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.